Exhibit 99.10

RNS Number : 5822Z

Hurricane Energy PLC

24 May 2021

24 May 2021

Hurricane Energy plc

(“Hurricane”, the “Company” or the “Group”)

 Update on Proposed Financial Restructuring

Further to the announcements made on 30 April and 13 May 2021 (the “Previous Announcements”) regarding the proposed financial restructuring of the Group (the “Restructuring”) pursuant to a restructuring plan (the “Restructuring Plan”) proposed under Part 26A of the Companies Act 2006 (the “2006 Act”), the Company confirms that a convening hearing (the “Convening Hearing”) in relation to the Restructuring Plan was held virtually on 21 May 2021 at the High Court of Justice (the “Court”) in London.

As outlined in the Previous Announcements, the Restructuring Plan process was commenced with the issue of a practice statement letter to Bondholders on 30 April 2021.  A copy of the practice statement letter has, since its issuance, been available, and continues to be available, on the Company’s website at www.hurricaneenergy.com.

Purpose of the Convening Hearing

The purpose of the Convening Hearing was to seek directions from the Court for the convening and conduct of a virtual meeting (the “Bondholder Plan Meeting”) of the holders (the “Bondholders”) of the Company’s $230 million convertible bonds due 24 July 2022 (the “Convertible Bonds”) for the purposes of considering, and if thought fit approving, the Restructuring Plan.

Convening of a Bondholder Plan Meeting

The Company confirms that the Court has given directions received today (the “Court Order”) for the convening and conduct of the Bondholder Plan Meeting, which will be held virtually via video conference at 11:00 a.m. (London time) on 11 June 2021.

At the Bondholder Plan Meeting the Company will seek approval of the Restructuring Plan from Bondholders.  In order to be approved by the Bondholders, the Restructuring Plan will require the support of 75% (by value) of the Bondholders present (virtually) or by proxy and voting at the Bondholder Plan Meeting.

As described below, important information regarding the Bondholder Plan Meeting and the Restructuring Plan will be published for Bondholders on the dedicated Bondholder website (the “Plan Website”) at https://deals.lucid-is.com/hurricane.

Further information regarding the Plan Website is also set out below.

Convening of a Shareholder Plan Meeting

The Company confirms that the Court gave directions in the Court Order for the convening and conduct of a virtual meeting (the “Shareholder Plan Meeting”) of the Company’s shareholders (the “Shareholders”), which will be held virtually via video conference at 12:00 noon (London time) on 11 June 2021 or, if later, as soon as possible thereafter as the Bondholder Plan Meeting shall have been concluded or adjourned.

At the Shareholder Plan Meeting the Company will seek approval of the Restructuring Plan from Shareholders.  In order to be approved by the Shareholders, the Restructuring Plan will require the support of 75% (by value) of the Shareholders present (virtually) or by proxy and voting at the Shareholder Plan Meeting.  Each Shareholder shall have one vote for each share held by such Shareholder.

As described below, important information regarding the Shareholder Plan Meeting and the Restructuring Plan will be published for Shareholders on the Company’s website at www.hurricaneenergy.com.

In addition, and as soon as practicable, the Company will publish and post to Shareholders a notice of the Shareholder Plan Meeting (the “Shareholder Plan Meeting Notice”).  A copy of the Shareholder Plan Meeting Notice will also be published on the Company’s website at www.hurricaneenergy.com.

Failure to implement the Restructuring

Bondholders and Shareholders should note that in certain circumstances the Court may sanction a restructuring plan where one class of creditor or member dissents.  Bondholders and Shareholders should refer to paragraph 1.5 of part 5 of the Explanatory Statement (defined below) and section 901G of the 2006 Act.

Shareholders and Bondholders are reminded that in the event the Restructuring Plan is not approved at one or more of the plan meetings, or if it is so approved but not sanctioned by the Court, the Restructuring will not be capable of being implemented.  In that scenario, it is likely that there would be a controlled wind-down of the Group’s operations followed by an insolvent liquidation of the Company.

Information for Bondholders

As noted in the Previous Announcements, on 30 April 2021 Hurricane entered into a lock-up agreement (the “Lock-up Agreement”) with an ad hoc group of Bondholders (the “Ad Hoc Committee”).

The Company notes that, as at the date of this announcement, the Lock-up Agreement has been executed or acceded to by entities holding in aggregate approximately 83.51% by value of the Convertible Bonds.

The Company invites Bondholders who have not yet acceded to the Lock-up Agreement to consider doing so.  Any such interested Bondholder should contact Lucid Issuer Services Limited as Information Agent by email to hurricane@lucid-is.com for details on how to accede to the Lock-up Agreement.

All Bondholders are eligible to participate in the Lock-up Agreement and may accede to the Lock-up Agreement at any time by completing an Accession Letter to the Lock-up Agreement. No consent fee will be payable to Bondholders in connection with accession to the Lock-Up Agreement.

Bondholders wishing to accede to the Lock-up Agreement should contact Lucid Issuer Services Limited as the Information Agent by email to hurricane@lucid-is.com.  All documentation relating to the Lock-up Agreement, together with any updates, is available on the Plan Website at https://deals.lucid-is.com/hurricane.  Bondholders will require a password to access the Plan Website. A password may be obtained by emailing hurricane@lucid-is.com.

For additional information, Bondholders are encouraged to get in touch with the Ad Hoc Committee via their financial advisor Houlihan Lokey (ProjectHavenHL@hl.com).

Information to be made available to Bondholders on the Plan Website

The final form of the explanatory statement (and appendices, including the Restructuring Plan document, the Account Holder Letter and the formal notice to convene the Plan Meeting) under section 901D of the 2006 Act (the “Explanatory Statement”), together with the Court Order, will be uploaded to the Plan Website as soon as practicable at https://deals.lucid-is.com/hurricane.

Information to be made available to Shareholders on the Company’s website

The Explanatory Statement will be uploaded to the Company’s website as soon as practicable at www.hurricaneenergy.com.

Sanction hearing

Pursuant to the Court Order, any Shareholder that wishes to oppose the sanction of the Restructuring Plan must file evidence in opposition (including evidence of their shareholding) by no later than 4 p.m. (London time) on 9 June 2021.

Further information

The Company may publish further announcements in connection with the Bondholder Plan Meeting and/or the Shareholder Plan Meeting when appropriate. Bondholders and Shareholders are advised to check the Plan Website and the Company’s website.

Questions about the Restructuring should be directed to the Company by email to communications@hurricaneenergy.com.

-ends-

Contacts:

Hurricane Energy plc Antony Maris, Chief Executive Officer Philip Corbett, Head of Investor Relations	+44 (0)1483 862 820
Evercore Partners International LLP Financial Advisor Project-HavenEvercore@Evercore.com	+44 (0)20 7653 6000
Stifel Nicolaus Europe Limited Nominated Adviser & Corporate Broker Callum Stewart	+44 (0)20 7710 7600
Investec Bank plc Joint Corporate Broker Chris Sim / Rahul Sharma	+44 (0)20 7597 5970
Vigo Consulting Public Relations Patrick d’Ancona / Ben Simons hurricane@vigoconsulting.com	+44 (0)20 7390 0230
Lucid Issuer Services Limited Information Agent David Shilson / Sunjeeve Patel https://deals.lucid-is.com/hurricane	+ 44 (0)20 7704 0880

About Hurricane

Hurricane was established to discover, appraise and develop hydrocarbon resources associated with naturally fractured basement reservoirs.  The Company’s acreage is concentrated on the Rona Ridge, in the West of Shetland region of the UK Continental Shelf.

The Lancaster field (100% owned by Hurricane) is the UK’s first producing basement field.  Hurricane has pursued a phased development of Lancaster, initially starting with an Early Production System consisting of two wells tied-back to the Aoka Mizu FPSO.  Hydrocarbons were introduced to the FPSO system on 11 May 2019 and the first oil milestone was achieved on 4 June 2019.

In September 2018, Spirit Energy farmed-in to 50% of the Lincoln and Warwick assets, committing to a phased work programme targeting sanction of an initial stage of full field development.

Visit Hurricane’s website at www.hurricaneenergy.com

Prior to publication, this document contained inside information under Regulation (EU) 596/2014 on market abuse.

Disclaimer

Forecasts and other forward looking statements

This announcement may contain projections, estimates, forecasts, targets, prospects, returns and/or opinions in relation to the Company (together the “Forecasts”).  These Forecasts can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “aims,” “targets,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology.  The Forecasts involve significant assumptions and subjective judgments which may or may not prove to be correct and there can be no assurance that any Forecasts are a reliable indicator of future performance, nor that they are attainable or will be realised.  There are a number of risks, uncertainties and factors that could cause actual results and developments to differ materially from those expressed or implied by any statements and Forecasts made in the Presentation.  If one or more of these risks or uncertainties materialise, or if any underlying assumptions prove incorrect, the Company’s actual results of operations, financial condition and liquidity and the development of the industry in which it operates may differ materially from those made in or suggested by the Forecasts.  No reliance may be placed, for any purpose, on the Forecasts or the information contained in this announcement.

The Restructuring is subject to conditions

The completion of the Restructuring is subject to various conditions, including but not limited to the approval of the transaction and agreement of its terms by prescribed percentages of the Bondholders.  There can be no assurance that the Restructuring will be completed on the terms currently envisaged, or at all.

U.S. securities laws disclaimer

This announcement, and the transactions to which it relates, has been issued in respect of securities of a non-U.S. company.  Any offer of securities contemplated hereby is subject to disclosure requirements of a country other than the United States that are different from those of the United States.

Financial statements included in this announcement, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for a U.S. holder of the Convertible Bonds to enforce their rights and any claim they may have arising under U.S. federal securities laws, since the Company is located in a foreign country and all of its officers and directors are residents of a foreign country.  A U.S. holder of the Convertible Bonds may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

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